

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)


03050328

Ref : EC/FL/AL/CPP/045/03

BY AIRMAIL

17th April, 2003

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance


PROCESSED
MAY 20 2003
THOMSON
FINANCIAL
APR 28 2003

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 5/14

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated April 17, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Press Announcement regarding the Notice of Annual General Meeting for the year 2003
   Date : April 16, 2003
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Tuesday, 10th June, 2003 at 9:30 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31st December, 2002;
2. To fix the number of Directors;
3. To elect Directors;
4. To appoint Auditors and to authorise the Directors to fix their remuneration; and
5. (By way of special business) to consider, and, if thought fit, pass with or without amendments the following Resolutions as Ordinary Resolutions:

A. **"THAT**

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to allot, issue and otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; (ii) the exercise of rights of subscription or conversion under the terms of any warrants or other securities issued by the Company carrying a right to subscribe for or purchase or to be converted into shares of the Company; or (iii) the exercise of options granted under the Company's executive share option scheme, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the date of passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory)."

B. **"THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(c) the expression "Relevant Period" shall for the purpose of this Resolution have the same meaning as assigned to it under the Resolution set out as Resolution A in paragraph 5 of the notice convening this Meeting."

C. **"THAT** conditional upon the Resolutions set out as Resolutions A and B in paragraph 5 of the notice convening this Meeting being passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 16th April, 2003

Notes:

1. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not also be a member of the Company.
2. In order to be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting.
3. The Directors' general mandate to deal with the authorised but unissued share capital of the Company is proposed to be renewed by virtue of the Resolutions set out as Resolutions A and C in paragraph 5 of the above notice, although the Directors wish to state that they have no present intention to exercise such general mandate.